EXHIBIT 99.17

Central Gold–Trust

Monday May 1, 2006

Central Gold–Trust (symbol: TSX - GTU.UN (Cdn.$) and GTU.U (U.S.$)) has today released selected financial information in U.S. $ relating to results of operations for the three months ended March 31, 2006.

CENTRAL GOLD–TRUST
STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	March 31, 2006	December 31, 2005

Net assets:
Gold at market	$ 71,531,874	63,051,291
Interest-bearing cash deposits	1,547,889	1,662,689
Prepaid expenses & other	15,785	4,828

	73,095,548	64,718,808
Accrued liabilities	(75,529)	(59,061)

Net assets representing Unitholders' equity	$ 73,020,019	64,659,747

Represented by:
Capital	$ 48,200,337	48,200,337
Retained earnings (inclusive of
unrealized appreciation of investments)	24,819,682	16,459,410

	$ 73,020,019	64,659,747

Net asset value per unit	$ 22.28	19.73

Net asset value per unit
expressed in Canadian dollars	$ 26.00	23.00

Exchange rate: US $1.00=Cdn.	$ 1.1671	1.1659

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust. Net assets increased by $8,360,272 or 12.9% during the quarter to a total of $73,020,019. The increase in net assets was due to the increased price of gold at March 31, 2006.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3 Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196 Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLD–TRUST
STATEMENT OF INCOME
(expressed in U.S. dollars)

	Three months ended March 31
	2006	2005

Income (loss):
Interest	$ 14,099	9,610
Unrealized appreciation (depreciation) of	8,480,433	(1,295,456)
investments

	8,494,532	(1,285,846)

Expenses:
Administration fees	57,361	43,739
Safekeeping, insurance and bank charges	16,664	12,497
Regulatory filing fees	13,596	8,402
Legal fees	13,063	7,025
Audit fees	12,323	8,278
Trustee fees and expenses	9,915	11,386
Unitholder information	4,931	3,377
Stock exchange fees	3,681	2,792
Registrar and transfer agent fees	3,050	2,976
Miscellaneous	13	—
Foreign currency exchange (gain) loss	(337)	610

Total expenses	134,260	101,082

Net income (loss)
(inclusive of unrealized appreciation
(depreciation) of investments)	$ 8,360,272	(1,386,928)

Net income (loss) per unit:
(inclusive of unrealized appreciation
(depreciation) of investments)	$ 2.55	(0.42)

The net income for the quarter ended March 31, 2006 amounted to $8,360,272 ($2.55 per unit) compared to a net loss of $1,386,928 ($0.42 per unit) for the same period in 2005, after deducting operating costs of $134,260 (2005: $101,082). Virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Expenses of maintaining the trust, as a percentage of the average month-end net assets remained unchanged at 0.19% for the three months ended March 31, 2006 when compared to the same period in 2005. For the twelve months ended March 31, 2006, the operating expense rate was 0.65% compared to 0.62% for the same period in 2005.

Central Gold–Trust is a passive, single purpose, self-governing trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices. At March 31, 2006, the units of Central Gold–Trust were 98.0% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO; Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).